SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 84,126,190

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 84,126,190

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,126,190

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 27.2%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

(a) This Statement is being filed by Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) - (c)   Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)     Neither Teachers, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Neither Teachers, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 3.	Source and Amount of Funds

Pursuant to a Recapitalization Agreement dated May 1, 2003 (the “Recapitalization Agreement”) by and between the Issuer, Teachers, Bain Capital (Europe) LLC (“Bain”) and ACOF Management, L.P. (“Ares” and together with Teachers and Bain, the “Investors”), on July 31, 2003, Teachers purchased 35,333 shares of 2003 Convertible Preferred Stock (the “Preferred Stock”) from the Issuer in a private transaction at a per share price of $1,000 for an aggregate purchase price of $35,333,000.  The transactions contemplated therein shall be referred to herein as the “Recapitalization.”  The source of the funds used to purchase the shares of Preferred Stock was the pension fund managed by Teachers, which includes income from the fund’s investment portfolio and contributions from members of the pension plan administered by Teachers and from the Province of Ontario.

The shares of Preferred Stock are convertible into shares of Common Stock (the “Shares”) at an initial conversion price of $0.42, subject to adjustment pursuant to the terms of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 2003 Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designation”).  The Certificate of Designation also provides for dividend rights and customary liquidation, voting and other rights.

The description of the terms of the Recapitalization Agreement and Certificate of Designation is qualified in its entirety by reference to the full text of the documents.

Item 4.	Purpose of Transaction

Teachers acquired and continues to hold the shares of Preferred Stock reported herein for investment purposes.  Depending on market conditions and other factors that Teachers may deem relevant to its investment decisions, Teachers may in the future acquire additional Shares, or options or other derivative securities related to the Shares, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its Shares, or options or other derivative securities related to the Shares, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

Pursuant to the Recapitalization Agreement, the Investors have agreed to sell an aggregate of 2,100 shares of Preferred Stock to certain members of management of the Issuer (or such other amount agreed to by the Investors and the members of management) at a per share purchase price of $1,000 following the completion of the Recapitalization.

Pursuant to a Stockholders Agreement (the “Stockholders Agreement”) dated as of July 31, 2003 by and among the Company, the Investors and Ares Leveraged Investment Fund, L.P. (“Ares I”), each of the Investors has agreed that it will take all action lawfully within its power to cause the Board of Directors of the Issuer to be constituted with nominees of the Investors and the Chief Executive Officer of the Issuer, as more fully set forth therein.  So long as the terms of the Corporate Therapeutics require, the Investors have agreed that the Board of Directors shall consist of (A) one director nominated by Ares; (B) one director nominated by Bain; (C) one director nominated by Teachers; (D) two Independent directors, each of which will be a person nominated by mutual agreement of Ares and Teachers; (E) three Independent directors, each of which will be a person nominated by Bain, provided that at least one of such nominees must be acceptable to Ares and Teachers; and (F) one Independent director, which will be a person nominated by the Chief Executive Officer of the Issuer.  “Corporate Therapeutics” and “Independent” have the meanings ascribed to such terms in the Stockholders Agreement.

Upon the termination of any contrary requirement of the Corporate Therapeutics, each of the Investors has agreed that it will take all action lawfully within its power to cause the Board of Directors to consist of (A) two directors nominated by Ares; (B) two directors nominated by Bain; (C) one director nominated by Teachers; (D) one Independent director, which will be a person nominated by mutual agreement of Ares and Teachers; (E) one Independent director, which will be a person nominated by Bain; (F) one Independent director, which will be a person nominated by Bain, provided that such nominee must be acceptable to Ares and Teachers; and (G) the Chief Executive Officer of the Company.  Each Investor’s right to nominate directors pursuant to the Stockholders Agreement is subject to such Investor continuing to hold a certain percentage of the shares of Preferred Stock purchased by the Investor.  Contemporaneously with the transaction, all of the directors of the Issuer, except Johan Tack, resigned and two directors were appointed by the Investors, one of whom was appointed by Ares and the other of whom was appointed by Ares, together with Teachers.  The Investors also expect to appoint Ferdinando Grimaldi Quartieri and Lee Sienna (an officer of Teachers) as directors and expect to take action to nominate an additional four directors pursuant to the terms of the Stockholders Agreement.

The Stockholders Agreement also provides that as long as the Investors own at least 25% of the then outstanding voting stock of the Issuer, the Issuer may not take any Primary Actions without the prior written consent of the Investors and the Issuer may not take any Significant Actions without the prior written consent of two of the three Investors.  The Investors have entered into a Major Stockholder Side Agreement, dated as of July 31, 2003, pursuant to which the Investors have agreed that at the time at which an Investor ceases to own at least 25% of its original ownership, that such Investor will not provide its written consent to a Primary Action until such time as all Investors which continue to own at least 25% of their original ownership have provided their written consent to the Issuer’s taking of such Primary Action and that such Investor will promptly provide its written consent when all Investors which continue to own at least 25% of their original ownership have provided their written consent to the Company’s taking of such Primary Action.  The Major Stockholders Side Agreement further provides that at the time at which an Investor ceases to own at least 40% of its original ownership, that such Investor will not provide its written consent to a Significant Action until such time as all Investors which continue to own at least 40% of their original ownership have provided their written consent to the Issuer’s taking of such Significant Action and that such Investor will promptly provide its written consent when all Investors which continue to own at least 40% of their original ownership have provided their written consent to the Company’s taking of such Significant Action.

The following constitute Primary Action: (i) the amendment to or waiver of any of the provisions of the organizational documents of the Issuer or any subsidiary of the Issuer and (ii) the commencement of any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization of the Issuer or any subsidiary of the Issuer.  Significant Actions include, but are not limited to, the following: (i) certain mergers or consolidations of the Issuer or its subsidiaries; (ii) certain corporate transactions valued in excess of $15 million; (iii) certain equity issuances; (iv) certain guarantees, assumptions or incurrences of indebtedness for borrowed money by the Issuer or any of its subsidiaries; (v) certain declarations or payments of dividends or other distributions; (vi) any capital expenditure or purchase, lease or other acquisition of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $15 million in any 12-month period; (vii) any change in the Issuer’s independent auditors; and (viii) material changes to the scope or nature of the Issuer’s and any of its subsidiaries’ business and operations.  In addition, for so long as the Corporate Therapeutics remain in effect, the following actions, among others, will also constitute Significant Actions: (i) entering into certain corporate transactions valued in excess of $10 million; (ii) certain actions related to employment matters;

(iii) the approval of the budget and business plan for any fiscal year of the Issuer; (iv) certain capital expenditures or purchases, leases or other acquisitions of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $5 million in any 12-month period; (v) any change to senior management of the Issuer or any material subsidiary of the Issuer; (vi) certain affiliate transactions; and (vii) increasing the number of directors above nine.

Pursuant to the Stockholders Agreement, at any time after the fifth anniversary of the closing of the Recapitalization, any two Investors acting jointly, so long as such Investors continue to own 51% of their original ownership, have the right to cause the sale of the Issuer (whether by stock sale, asset sale or merger, each such action, a “Sale”), subject to the Board of Directors’ ability to discharge properly its fiduciary duties.  Further, at any time after the sixth anniversary of the closing of the Recapitalization, any Investor, so long as such Investor continues to own 51% of its original ownership, has the right to cause the Sale of the Issuer, subject to the Board of Directors’ ability to discharge properly its fiduciary duties.

Pursuant to the terms of the Stockholders Agreement, each Investor has demand registration rights, “piggy-back” registration rights and shelf registration rights with respect to all of the shares of the Issuer’s Common Stock currently held by such Investor.

Pursuant to the Stockholders Agreement, each Investor and Ares I has a right of first offer to purchase shares of any other stockholder party to the Stockholders Agreement who wishes to sell any portion of the securities of the Issuer owned by such stockholder.

In addition, each Investor and Ares I has tag-along rights for so long as such stockholder owns 33% of its original ownership, which rights allow such stockholder (the “Tagging Stockholder”) to force any other stockholder that is a party to the Stockholders Agreement and who proposes to sell shares of stock of the Issuer constituting 25% or more of its original ownership, to include shares held by the Tagging Stockholder in such proposed sale.

Further, at any time after the fifth anniversary of the closing of the Recapitalization, any two Investors acting jointly, so long as such Investors continue to own 51% of their original ownership, have drag-along rights, which allow such Investors to force the other stockholders that are parties to the Stockholders Agreement to sell their shares of stock if such Investors are selling all of their stock.  At any time after the sixth anniversary of the closing of the Recapitalization, any Investor, so long as such Investor continues to own 51% of its original ownership, has such drag-along rights.

Pursuant to a Letter Agreement dated as of July 31, 2003 by and between Ares I and each of the Investors (the “Letter Agreement”), the Investors have agreed that immediately following such time at which the Investors have been offered the opportunity to purchase Preferred Stock pursuant to a bona fide offer at a per share price of not more than the Conversion Price (as defined in the Certificate of Designation) and which shares of Preferred Stock, when aggregated with the shares of Preferred Stock owned by the Investors as of July 31, 2003 (after giving effect to the proposed sale of shares of Preferred Stock by the Investors to certain members of management), constitute a majority of the voting power of the Issuer on a fully-diluted basis, the

Stockholders Agreement shall be deemed to have been amended such that Ares I is no longer a party to the Stockholders Agreement.

A copy of the Stockholders Agreement, Major Stockholder Side Agreement and Letter Agreement are included as Exhibit 1, Exhibit 2 and Exhibit 3 to this Statement respectively and are incorporated by reference herein.  The description of the terms of such agreements in this Statement is qualified in its entirety by reference to the full text of the agreements.

Except as set forth in this Item 4, Teachers has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, Teachers reserves the right from time to time to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5.	Interest in Securities of the Issuer

(a) and (b)     As of the date of this Statement, Teachers is the beneficial owner of 35,333 shares of Preferred Stock which, at the time of issuance, July 31, 2003,  were convertible into 84,126,190 Shares, representing approximately 27.2% of the Shares outstanding, which percentage is calculated based upon 224,721,984 Shares reported to be outstanding by the Issuer as of July 31, 2003, as adjusted pursuant to Rule 13d-3(d)(1).  Teachers has sole voting and dispositive power over all of the Shares beneficially owned by it.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any Shares.

(c)     Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Stockholders Agreement, Major Stockholder Side Agreement and Letter Agreement and the transactions described in this Statement, neither Teachers, nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has any contract, arrangement, understanding or relationship with any other person regarding any securities of the Company, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1

Stockholders Agreement, dated as of July 31, 2003, by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC, Ontario Teachers’ Pension Plan Board and Ares Leveraged Investment Fund, L.P.

Exhibit 2	Marjor Stockholders Side Agreement, dated as of July 31, 2003, by and among Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC and Ontario Teachers’ Pension Plan Board.

Exhibit 3	Letter Agreement, dated as of July 31, 2003, between Ares Leveraged Investment Fund, L.P., Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC and Ontario Teachers’ Pension Plan Board.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2003

ONTARIO TEACHERS’ PENSION PLAN
BOARD, an Ontario, Canada corporation

By:	/s/ Claude Lamoureux
	Name:	Claude Lamoureux
	Title:	President and Chief Executive Officer

SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

Name	Residence or Business Address	Principal Occupation or Employment

Claude Lamoureux	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	President and Chief Executive Officer of Teachers

Robin Korthals (Chairperson)	Royal Trust Tower Toronto Dominion Centre 77 King Street West Suite 4545 Toronto, Ontario M5K 1K2	Chair

Ann Finlayson (Director)	40 Ruden Crescent Toronto, Ontario M3A 3H3	Self-employed journalist, speaker, freelance editor and consultant

Lucy Greene (Director)	1736 Caughey Lane Penetang, Ontario L9M 1X4	Retired Human Resources Executive for Sun Life Assurance Company of Canada

Gary Porter (Director)	820-439 University Ave Toronto, Ontario M5G 1Y8	Self-employed Chartered Accountant

Ralph Lean, Q.C (Director)	Cassels Brock & Blackwell 40 King Street West Suite 2200 Toronto, Ontario M5H 3C2	Corporate & Commercial Lawyer

John S. Lane (Director)	77 Dawlish Avenue Toronto, Ontario M4N 1H2	Retired Senior Vice President, Investments Sun Life Assurance Company of Canada

Name	Residence or Business Address	Principal Occupation or Employment

Guy Matte (Director)	7083 Notre-Dame Street Orleans, Ontario K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens

J. Douglas Grant (Director)	257 Rosedale Heights Drive Toronto, Ontario M4T 1C7	Chairperson, Sceptre Investment Counsel Limited

Thomas O’Neill (Director)	33 Geraldine Court Don Mills, Ontario M3A 1N2	Former Chairperson, PwC Consulting

Robert Bertram	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Executive Vice President, Investments of Teachers

Allan Reesor	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Executive Vice President, Member Services and Chief Information Officer of Teachers

John Brennan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Human Resources and Public Affairs of Teachers

Andrew Jones	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Finance of Teachers

Peter Maher	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Audit Services of Teachers

Roger Barton	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, General Counsel and Secretary of Teachers

Name	Residence or Business Address	Principal Occupation or Employment

Rosemarie McClean	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Client Services of Teachers

Morgan McCague	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Quantitative Investments of Teachers

Marcus Dancer	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Quantitative Investments of Teachers

Neil Petroff	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Fixed Income, International Equities and Foreign Exchange of Teachers

Brian Gibson	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Global Active Equities of Teachers

Dean Metcalf	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Leo de Bever	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Research & Economics of Teachers

Russ Bruch	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Research & Economics of Teachers

Phil Nichols	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, MIS Member Services of Teachers

Name	Residence or Business Address	Principal Occupation or Employment

Sean Rogister	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Fixed Income of Teachers

Barbara Zvan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Asset Mix & Risk Management, Research & Economics of Teachers

Wayne Kozun	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, TAA & Real Return, Research & Economics of Teachers

Bruce Ford	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equity Indices & Foreign Exchange

Jim Leech	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Merchant Banking of Teachers

Mark MacDonald	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Ron Mock	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Alternative Investments of Teachers

Lee Sienna	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Zev Frishman	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equities of Teachers

Rosemary Zigrossi	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Venture Capital of Teachers

Ron Lepin	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Infrastructure of Teachers